Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

RECEIVED
2009 MAY -4 A 7:

09046047

29 April 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp. M. Leonard

Dennis Leong
Company Secretary

dlw 5/5

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited	&	Macquarie Bank Limited
ABN	94 122 169 279	&	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	23 December 2008. This is the first notice re Macquarie Airports Reset Exchange Securities Trust ("MAZPA") units.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bayete Pty Limited is the trustee of the Kirby Superannuation Fund, of which Peter Kirby is a beneficiary.
Date of change	21 August 2007
No. of securities held prior to change	Nil
Class	MAZPA units.
Number acquired	500 MAZPA units.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$99.00 per MAZPA unit.
No. of securities held after change	500 MAZPA units.

cag_cosec_syd_prd/139995_1

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

28 April 2009

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	W Richard Sheppard
Date of last notice	19 March 2009 but 26 November 2007 re: Macquarie Airports Reset Exchange Securities Trust ("MAZPA") units. This is the first notice regarding the Macquarie Wrap Cash Account.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by Bond Street Custodians Limited, as custodian for Macquarie Investment Management Limited, as trustee for Macquarie Superannuation (Wallace Richard Sheppard account).
Date of change	• 19 March 2009 and 20 March 2009 re MAZPA units; and • 21 April 2009 re Macquarie Wrap Cash Account units.
No. of securities held prior to change	• 894 MAZPA units held by Bond Street Custodians Limited, as custodian for Macquarie Investment Management Limited, as trustee for Macquarie Superannuation (Wallace Richard Sheppard account); and • 80,306.36 Macquarie Wrap Cash Account units held by W Richard Sheppard.
Class	• MAZPA units; and • Macquarie Wrap Cash Account units.

+ See chapter 19 for defined terms.

cag_cosec_syd_prd/138190_1

Number acquired	• 500 MAZPA units acquired on 19 March 2009; and • 490 MAZPA units acquired on 20 March 2009.
Number disposed	Nil.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $101.04 per MAZPA unit; and • $1.00 per Macquarie Wrap Cash Account unit.
No. of securities held after change	• 1,884 MAZPA units held by Bond Street Custodians Limited, as custodian for Macquarie Investment Management Limited, as trustee for Macquarie Superannuation (Wallace Richard Sheppard account); and • 80,306.36 Macquarie Wrap Cash Account units held by W Richard Sheppard.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• MAZPA units acquired via on-market trade; and • Macquarie Wrap Cash Account units balance as at 21 April 2009.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

24 April 2009